EXHIBIT 4.2

(On J. J. Kenny Co., Inc. Letterhead)


December 17, 1996


John Nuveen & Company
333 West Wacker Drive
Chicago, IL 60606


Re:  Nuveen Tax Free Unit Trust, Series 906


Gentlemen:


    We have examined the registration statement File No. 333-16351 for the above-captioned trust. We hereby acknowledge that Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. is currently acting as the evaluator for the trust. We hereby consent to the use in the Registration Statement of the reference to Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. as evaluator.


    In  addition,  we  hereby  confirm   that  the  ratings  indicated  in   the
Registration Statement for the respective bonds comprising the trust portfolio are the ratings currently indicated in our KENNYBASE database.

    You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

Sincerely,

Frank A. Ciccotto